Form 10-K, Exhibit 13
period 1995-12-31
COMMERCIAL DEVELOPMENT FUND 85
filed 1996-04-01
CIK 769400

-------------------------
                                  Exhibit (13)
                           -------------------------


                         Commercial Development Fund 85
                       1995 Annual Report to Unitholders



Commercial Development Fund 85 is a limited partnership formed in 1985 to invest in, own and operate commercial real estate properties. The Partnership's original investments were comprised of three commercial properties. Oakbrook Corners, located in Atlanta, Georgia, was sold on November 20, 1986 and North Pointe, located in Greensboro, North Carolina, was sold on October 24, 1994. The Partnership's remaining property is Atrium I (the "Property"), a five-story Class A office building containing 96,746 leasable square feet which is located on Route 73 in Mt. Laurel, New Jersey. The Property was 84% leased at December 31, 1995, compared with 86% at December 31, 1994.






	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596      Attn: Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)


                   ---------- Message to Investors ----------

Presented for your review is the 1995 Annual Report for Commercial Development Fund 85 (the "Partnership"). During 1995, the Partnership's sole remaining property, Atrium I, reported continued stable operations. Despite persistently strong competition for tenants in the Burlington County market, we were able to retain and attract new tenants during the year. This report includes an overview of the market conditions affecting the Property as well as an update on leasing activity and selected financial highlights for the year.

Cash Distributions
For the year ended December 31, 1995, the Partnership paid cash distributions to the Limited Partners totaling $12.00 per Unit. Included in this total was the fourth quarter cash distribution of $3.00 per Unit which was paid on February 9, 1996. Since inception, Limited Partners have received cash distributions totaling $801.68 per Unit, including return of capital payments in the amount of $505.81 per Unit, which reduced each Limited Partner's Unit size from $1,000 to $494.19. The timing and amount of future distributions will depend on several factors, including the adequacy of rental income being generated by current leases and Partnership cash flow. Information regarding the payment of cash distributions over the past two years is provided below.


Cash Distributions Per Limited Partnership Unit

                        First     Second      Third       Fourth
                        Quarter   Quarter     Quarter     Quarter       Total
1994                    $10.00    $10.00      $160.64*    $ 3.00      $183.64
1995                    $ 3.00    $ 3.00      $  3.00     $ 3.00      $ 12.00

*  Includes $157.64 in return of capital resulting from the sale of North
   Pointe.

Market Overview
Although still lagging behind other sectors of real estate, the commercial office market showed signs of improvement during 1995, particularly in the suburban office sector. However, demand for office space still varies widely from region to region as corporate layoffs persist and prospective tenants continue to be extremely selective in their choice of location. Moreover, despite the resurgence of investment in other segments of the real estate industry, lenders continue to be selective in providing capital for commercial office properties.

The Burlington County office market, where Atrium I is located, continues to be adversely impacted by these factors. The vacancy rate for the county remained among the nation's highest, at approximately 19% as of the 1995 fourth quarter, largely unchanged from 21% for the same period in 1994. Although the Mount Laurel - Route 73 submarket, where the Property is located, is the strongest market within Burlington County, it has been difficult to attract tenants, despite competitive rental rates and generous concession packages. These conditions are expected to continue throughout 1996 and, as a result, we anticipate continued difficulty in leasing the property's vacant space.

Property Update
During the year, the General Partner executed three new leases totaling 3,844 square feet and renewed two leases with tenants which also took additional space in the building. One tenant added 5,130 square feet to the space it previously occupied, and the other added 4,904 square feet. The property was 84% leased at December 31, 1995, compared to 86% at December 31, 1994.

Six leases with three tenants generated in excess of 10% of the Partnership's rental income. The first tenant leases 23,947 square feet pursuant to two leases which generated approximately $296,000 or 24% of the Partnership's rental income in 1995. One of the leases, totaling 17,110 square feet, is scheduled to expire in March 2001, while the other lease, totaling 6,837 square feet, expired on March 31, 1996. The tenant has already vacated this space. The second tenant leases 16,023 square feet pursuant to two leases which generated approximately $283,000 or 23% of the Partnership's rental income in 1995. Both of these leases are scheduled to expire in December 1999. The third tenant leases 9,507 square feet pursuant to two leases which generated approximately $150,000 or 12% of the Partnership's rental income. These leases are scheduled to expire in February 1997.

One major lease representing 11,674 square feet or approximately 12% of the property's total leasable area, is scheduled to expire in September 1996. The General Partner has been in contact with the tenant regarding a renewal of its lease, however, there can be no assurance that a renewal will be executed.

Summary
In the upcoming year, we will continue our efforts to increase occupancy and improve the operating performance of Atrium I to ensure that the property is well positioned for eventual sale once the Southern New Jersey office market improves. We expect these efforts to be challenging due to highly competitive market conditions which are likely to persist throughout 1996. We will keep you apprised of the General Partner's progress in future investor reports.

Very truly yours,

CDF85 Real Estate Services Inc.
General Partner

/s/Kenneth L. Zakin

Kenneth L. Zakin
President

March 28, 1996

                   ---------- Financial Highlights ----------

For the years ended December 31,

                           1995        1994        1993        1992        1991

Total income         $1,421,584  $2,252,436  $2,393,275  $2,353,169  $2,304,821
Total expenses        1,410,915   2,164,810   2,034,051   2,002,094   2,177,683
Gain on real
  estate sale(1)             --     216,998          --          --          --
Net income               10,669     304,624     359,224     351,075     127,138
Total assets          8,054,738   8,485,545  13,736,201  14,649,014  14,799,015
Net income (loss)
  per Unit                (0.35)       9.09       10.58       10.37        2.78
Cash distributions
  per Unit                12.00      183.64(2)    40.00       20.00          --

(1) Gain resulting from the sale of North Pointe.
(2) Includes a $157.64 return of capital payment resulting from the sale of North Pointe.

The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- - The decrease in total income, total expenses, and net income is primarily attributable to the Partnership's lower rental income resulting from the sale of North Pointe on October 24, 1994. Excluding North Pointe, rental income totaled $1,210,977 at December 31, 1995 versus $1,204,285 the prior year.

Net Asset Value
In accordance with the Partnership Agreement, the General Partner annually obtains an appraisal of the Partnership's Property and uses the appraised value to compute the net asset value of the Partnership's Units. The calculation of net asset value assumes a hypothetical sale of the Partnership's Property at its appraised value and the distribution of the net proceeds of such sale, together with the Partnership's working capital, to the Partners. Consistent with prior practice, the net asset value is computed by dividing the total value of the Partnership's assets by the total number of Units outstanding. This average per Unit value was $218.36 per $494.19 Unit as of December 31, 1995.

Pursuant to the Partnership Agreement, distributions to individual unit holders upon a liquidation of the Partnership will vary from distributions of proceeds from a sale or refinancing of a property when the Partnership is not liquidating. Distributions from a sale or refinancing when the Partnership is not liquidating will generally be distributed equally to each Unit held by Limited Partners. In a liquidation, however, distributions are made in proportion to positive capital account balances which vary for the Units depending upon whether a Unit was originally issued to a taxable or a tax exempt investor. Assuming a hypothetical liquidation of December 31, 1995, the amount distributable to an average taxable Unit would be approximately $133 per Unit, and the amount distributable to a non-taxable Unit would be approximately $456 per Unit. Upon liquidation of the Partnership, taxable investors would be able to use suspended passive losses on this investment, to the extent that the y are available, to offset taxable income or gain.

The calculation of net asset value does not take into account numerous other factors which would determine the actual value received for individual Units, such as the timing of the property sale and distribution of related proceeds, as well as the actual values realizable upon a sale of the property. In addition, as a result of these factors and the lack of a public market for the resale of Units, the price at which Units may be resold is likely to be significantly different from the computed net asset value per Unit.
Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to net asset value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

                   ---------- Financial Statements ----------

Balance Sheets
December 31, 1995 and 1994

Assets                                                  1995             1994

Land                                             $   639,650      $   639,650
Buildings and personal property                    8,158,131        8,038,682
Tenant improvements                                1,144,563        1,003,171

                                                   9,942,344        9,681,503
Less-accumulated depreciation                     (2,911,280)      (2,770,841)

                                                   7,031,064        6,910,662

Cash and cash equivalents                            676,893        1,048,774
Accounts receivable                                   45,962           29,749
Prepaid expenses, net of accumulated
  amortization of $164,640 in 1995
  and $114,635 in 1994                               159,429          197,788
Deferred rent receivable                             141,390          298,572

Total Assets                                     $ 8,054,738      $ 8,485,545


Liabilities and Partners' Capital

Liabilities:
Accrued expenses                                 $    70,619      $    76,354
Due to affiliate                                      13,000           27,127
Other payables                                        12,227           12,227
Tenant improvements payable                           36,544           91,798

Total Liabilities                                    132,390          207,506

Partners' Capital:
General Partner                                       64,105           61,579
Limited Partners (29,000 units outstanding)        7,858,243        8,216,460

Total Partners' Capital                            7,922,348        8,278,039

Total Liabilities and Partners' Capital          $ 8,054,738      $ 8,485,545




Statements of Partners' Capital
For the years ended December 31, 1995, 1994, and 1993

                                         General         Limited
                                         Partner         Partners         Total

Balance at December 31, 1992          $  125,769      $14,334,457   $14,460,226
Net income                                52,441          306,783       359,224
Cash distributions                       (61,052)      (1,160,000)   (1,221,052)

Balance at December 31, 1993             117,158       13,481,240    13,598,398
Net income                                40,964          263,660       304,624
Cash distributions                       (96,543)      (5,528,440)   (5,624,983)

Balance at December 31, 1994              61,579        8,216,460     8,278,039
Net income                                20,842          (10,173)       10,669
Cash distributions                       (18,316)        (348,044)     (366,360)

Balance at December 31, 1995          $   64,105      $ 7,858,243   $ 7,922,348


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                           1995         1994         1993

Rental                                     $1,210,977   $2,037,817   $2,114,886
Tenant expense reimbursements                 115,866      157,378      158,237
Interest and other                             94,741       57,241      120,152

Total Income                                1,421,584    2,252,436    2,393,275

Expenses

Property operating                            829,542    1,097,188    1,189,004
Depreciation and amortization                 456,171      723,853      717,876
Write-offs related to sale of real estate          --      126,423           --
Bad debt expense                               13,880       93,786           --
General and administrative                     75,103       85,270       89,027
Professional fees                              36,219       38,290       38,144

Total Expenses                              1,410,915    2,164,810    2,034,051

Income before gain on sale of real estate      10,669       87,626      359,224

Gain on sale of real estate                        --      216,998           --

Net Income                                 $   10,669   $  304,624   $  359,224

Net Income (Loss) Allocated:

To the General Partner                     $   20,842   $   40,964   $   52,441
To the Limited Partners                       (10,173)     263,660      306,783

                                           $   10,669   $  304,624   $  359,224

Per limited partnership unit
  (29,000 outstanding)                          $(.35)       $9.09       $10.58



Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:              1995        1994        1993

Net income                                    $  10,669   $ 304,624   $ 359,224
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation and amortization                 456,171     723,853     717,876
  Gain on sale of real estate                        --    (216,998)         --
  Write-offs related to sale of real estate          --     126,423          --
  Increase (decrease) in cash arising from changes
   in operating assets and liabilities:
     Accounts receivable                        (16,213)    146,245     (86,206)
     Deferred rent receivable                   157,182     214,698     233,980
     Prepaid expenses                           (11,646)   (173,372)    (16,258)
     Accrued expenses                            (5,735)     (9,843)     13,483
     Due to affiliate                           (14,127)     14,137      (4,010)
     Other payables                                  --      10,155     (60,458)
     Tenant improvements payable                (55,254)     55,254          --

Net cash provided by operating activities       521,047   1,195,176   1,157,631

Cash Flows from Investing Activities:

Proceeds from sale of real estate                    --   4,684,491          --
Additions to real estate                       (526,568)   (268,479)   (170,087)

Net cash provided by (used for)
  investing activities                         (526,568)  4,416,012    (170,087)

Cash Flows from Financing Activities:

Cash distributions                             (366,360) (5,624,983) (1,221,052)

Net cash used for financing activities         (366,360) (5,624,983) (1,221,052)

Net decrease in cash and cash equivalents      (371,881)    (13,795)   (233,508)
Cash and cash equivalents at
  beginning of period                         1,048,774   1,062,569   1,296,077

Cash and cash equivalents at end of period   $  676,893  $1,048,774  $1,062,569

Supplemental Schedule of Non-cash Investing Activity:

Write-off of fully depreciated
  tenant improvements                        $  265,727  $   94,631  $  407,756



Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Commercial Development Fund 85 (a Connecticut limited partnership) (the "Partnership") was formed on May 20, 1985, under the Uniform Limited Partnership Act of the State of Connecticut. The Partnership was formed to own and operate three commercial properties located in Georgia, New Jersey and North Carolina. The Oakbrook property, located in Georgia, was sold during 1986 and the North Pointe property, located in North Carolina, was sold during 1994. The Partnership's remaining property (the "Property") is located in New Jersey. The General Partners were originally Shearson Lehman Brothers Real Estate Services I, Inc. (see below), a Delaware corporation and a wholly owned subsidiary of Lehman Brothers Inc. (see below), and Phoenix Realty Management, Inc. ("Phoenix"), a Connecticut corporation and a wholly owned subsidiary of Phoenix Mutual Life Insurance Company ("Phoenix Mutual"). The Partnership commenced operations on October 9, 1985.

On December 3, 1990 and December 6, 1990, Phoenix notified Shearson and the Limited Partners, respectively, of its intention to withdraw as a General Partner of the Partnership. As a result of the withdrawal of Phoenix as a General Partner of the Partnership, the Partnership was to be dissolved in accordance with the terms of the Partnership Agreement unless, prior to the effective date of such withdrawal, Limited Partners holding a majority of the interests voted to continue the business of the Partnership. On April 12, 1991, Shearson mailed consent solicitation materials to the Limited Partners seeking their approval to continue the Partnership with Shearson as sole General Partner. On May 4, 1991, Limited Partners holding 52.29% in Limited Partnership interests outstanding voted for the continuation of the Partnership and Phoenix withdrew as a General Partner on this date.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the general partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 22, 1993, Shearson Lehman Brothers Real Estate Services I, Inc. changed its name to CDF 85 Real Estate Services Inc. to delete any references to "Shearson."

The Partnership will terminate on December 31, 2050, unless dissolved sooner as provided within the Partnership Agreement.

On February 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a form 8-K disclosing this resolution on February 23, 1996.

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Property - The property is stated at cost, less accumulated depreciation and amortization. Costs related to the acquisition of the Property have been capitalized as part of the costs of this Property. Tenant improvements are also capitalized.

Depreciation and amortization on buildings and personal property is provided over the estimated economic life of the Property (26 - 35 years and 5 years, respectively) using the straight-line method. Tenant improvement and leasing costs are amortized over the term of the related lease agreements using the straight-line method.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents Cash equivalents - consist of short-term, highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Rental Income and Deferred Rent - The Partnership rents its Property to tenants under operating leases with terms of one to seven years. Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the lease terms, but will not be received until later periods as a result of rental concessions and step rents.

Income Taxes - The Partnership files Federal and applicable state partnership income tax returns, which indicate each partner's share of taxable income or loss to be reported on each partner's individual income tax return. As a result, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Partnership Allocations

Allocations of Income and Loss - All items of income, gain, loss, deduction and credit other than that occurring from a sale or refinancing will be allocated 95% to the Limited Partners and 5% to the General Partner, except that all depreciation shall be allocated to those partnership interests which were originally sold to those Partners who were subject to Federal income tax at the time of such sale unless this allocation of depreciation would reduce the capital accounts of such interests below zero.

Pursuant to the Partnership Agreement, a net gain from the sale or other disposition of a property shall be allocated 99% to the Limited Partners and 1% to the General Partner. A net loss shall generally be allocated 99% to the Limited Partners and 1% to the General Partner, until the Limited Partners' capital accounts equal zero, thereafter 100% to the General Partner.

Cash Distributions - Cash flow from operations, as defined, will be distributed at the discretion of the General Partner no less than quarterly, 95% to the Limited Partners and 5% to the General Partner. Distributions of cash flow from operations will be applied to reduce any unpaid Preferred Return, as defined in the Partnership Agreement.

All net proceeds from sales or refinancings distributed to the Limited Partners will be applied first to reduce their unreturned original investment and then to reduce any unpaid Preferred Return.

As of December 31, 1995, the Partnership had returned $14,668,440 of the Limited Partners' original capital of $29,000,000, of which $8,712,000 related to the 1986 sale of Oakbrook, $1,385,000 represented original contributions not invested in property and $4,571,440 related to the 1994 sale of North Pointe.

The Partnership distributed $348,044 and $5,528,440 to the Unit Holders in 1995 and 1994, respectively. In addition, the Partnership distributed $18,316 and $96,543 to the General Partner in 1995 and 1994, respectively. An additional cash distribution in the amount of $87,000 was paid to the Unit Holders ($3 per unit) and $4,579 to the General Partner for the quarter ended December 31, 1995, in the first quarter of 1996.

4.  Real Estate Investments

North Pointe - On October 31, 1985, the Partnership acquired North Pointe, a 4-story office building located in Greensboro, North Carolina, containing approximately 76,000 square feet of net leasable space.

On October 24, 1994, the Partnership sold North Pointe for a gross sales price of $4,900,000 to Cone Mills, a major tenant occupying 72% of the property's leasable area. The Partnership received proceeds from the sale $4,684,491 net of selling costs. The Partnership recognized a gain on sale of $216,998. Write-offs related to the sale of the property consisted of deferred rent receivable and leasing costs.

Atrium I - On December 30, 1985, the Partnership acquired Atrium I, a 5-story atrium office building located in Mt. Laurel, New Jersey, containing approximately 97,000 square feet of net leasable space. At both December 31, 1995 and 1994, the property was approximately 84% and 86% leased, respectively.

At Atrium I, three of the property's tenants generated 1995 rental revenues in excess of 10% of the Partnership's 1995 rental revenues. Two leases with International Business Machines comprise 23,947 square feet or approximately 25% of the property's leasable area and generated $296,000 or about 24% of the Partnership's rental revenue in 1995. The smaller of the two leases (6,837 s.f.) is scheduled to expire on March 31, 1996, and will not be renewed. The larger lease (17,110 s.f.) has been extended until March 31, 2001. In addition, two leases with Navistar Credit Corporation, representing 16,023 square feet or approximately 16% of the property's leasable area, accounted for $283,000 or approximately 23% of the Partnership's rental revenues in 1995. These leases are scheduled to expire on December 31, 1999. In addition, two leases with Janney Montgomery Scott comprise 9,507 square feet or approximately 10% of the property's leasable space. These leases produced $150,000 or approximately 12% of the Partnership's rental revenues in 1995 and are scheduled to expire February 12, 1997.

Finally, one lease with Lion Communications accounted for 11,674 square feet or approximately 12% of the property's leasable space. This lease represented approximately 12% of the Partnership's rental revenues in 1995 and is scheduled to expire in 1996. As a result, the General Partner has been in contact with this tenant regarding lease renewal, however, there can be no assurance that a renewal will be executed.

5. Leases
The following is a schedule of minimum annual future rental payments based upon noncancelable leases as of December 31, 1995, assuming no exercise of tenant renewal options:


                1996            $1,246,306
                1997             1,027,744
                1998               959,917
                1999               954,826
                2000               506,846
                Thereafter         497,232
                                 ---------
                                $5,192,871

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. Certain leases also provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount.

6.  Transactions with Related Parties
Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner, at cost, for the performance of certain administrative services provided by a third party. For the years ended December 31, 1995 and 1994, costs of such services were $46,650 and $48,373, respectively. At December 31, 1995 and 1994, $13,000 and $27,127 were due to the General Partner for the performance of these services.

Pursuant to the Partnership Agreement, the General Partner will receive a Subordinated Disposition Fee in an amount not to exceed the lesser of (i) one half of the competitive real estate commission applicable at the date of sale or (ii) 3% of the sales price of a property for services rendered in connection with the sales of the Partnership's properties. The fee is payable only after the Limited Partners have been returned their original investment and any unpaid Preferred Return. As of December 31, 1995, the Limited Partners have not been returned all of their original investment.

Certain cash accounts reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

7. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

                                                   Year Ended December 31,
                                               1995          1994          1993

Financial statement basis net income     $   10,669    $  304,624    $  359,224


Financial statement depreciation
  over (under) tax basis depreciation       (51,803)       41,652      (295,750)
Financial statement rental income under
  tax basis rental income                   157,181       316,211       233,980
Financial statement bad debt deduction
  under tax basis bad debt deduction             --       (69,714)      (37,144)
Financial statement Sec 1231 loss under
  tax loss                                       --      (218,223)           --
Financial statement miscellaneous income
(over) under tax basis miscellaneous income     137        86,660       (86,454)

                                            105,515       156,586      (185,368)

Federal income tax basis net income      $  116,184    $  461,210    $  173,856


Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:

                                                  Year Ended December 31,

                                               1995          1994          1993

Financial statement basis
  partners' capital                     $ 7,922,348   $ 8,278,039   $13,598,398

Current year financial statement basis
  net income over (under) federal income
  tax basis net income                      105,515       156,586      (185,368)

Cumulative Federal income tax basis
  net income over financial statement
  net income                              2,807,420     2,650,834     2,836,202

Federal income tax basis
  partners' capital                     $10,835,283   $11,085,459   $16,249,232


Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.


               ---------- Independent Auditors' Report ----------

The Partners
Commercial Development Fund 85:

We have audited the accompanying balance sheets of Commercial Development Fund 85 (a Connecticut limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partner's capital and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commercial Development Fund 85 as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP


Boston, Massachusetts
February 15, 1996