Form 10-K, Exhibit 13
period 1996-12-31
COMMERCIAL DEVELOPMENT FUND 85
filed 1997-03-31
CIK 769400

-------------------------
                               Exhibit (13)
                         -------------------------
                      Commercial Development Fund 85
                     1996 Annual Report to Unitholders
                      Commercial Development Fund 85





       Commercial Development Fund 85 is a limited partnership formed in 1985 to invest in, own and operate commercial real estate properties. The Partnership's original investments were comprised of three commercial properties. Oakbrook Corners, located in Atlanta, Georgia, was sold on November 20, 1986 and North Pointe, located in Greensboro, North Carolina, was sold on October 24, 1994. The Partnership's remaining property is Atrium I (the "Property"), a five-story Class A office building containing 96,746 leasable square feet which is located on Route 73 in Mt. Laurel, New Jersey. The Property was 84% leased at December 31, 1996, unchanged from year-end 1995.







       Administrative Inquiries       Performance Inquiries/Form 10-Ks
       Address Changes/Transfers      First Data Investor Services Group
       Service Data Corporation       P.O. Box 1527
       2424 South 130th Circle        Boston, Massachusetts 02104-1527
       Omaha, Nebraska 68144-2596     Attn:  Financial Communications
       800-223-3464                   800-223-3464




                              Message to Investors
                             ----------------------

Presented for your review is the 1996 Annual Report for Commercial Development Fund 85. This report includes an update on conditions for commercial real estate in Burlington County and a review of operations at Atrium I, the Partnership's remaining property.

Market Overview

The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Overall, demand for office space continues to increase, bringing about lower vacancy rates and, in many regions of the country, the opportunity for property owners to raise rental rates.

Following the national trend, the Southern New Jersey market, including Mt. Laurel, New Jersey, where the property is located, saw vacancy rates decrease from 18.27% at year-end 1995 to 12.84% at year-end 1996. We believe this improvement for office properties locally and nationally, combined with continued strong property operations as detailed below, may present an opportunity to sell Atrium I. As such, the Partnership has engaged a broker to assist with the marketing of the Property. However, there can be no assurance that any sale will actually be consummated or that any particular price can be obtained.

Property Update

The General Partner executed one new lease for 9,507 square feet during 1996. Two tenants, occupying 9,507 square feet and 4,414 square feet, respectively, executed lease renewals and expanded their leasable areas to 11,460 square feet and 13,833 square feet, respectively. However, another tenant reduced its leasable space by 1,535 and two tenants occupying a total of 18,511 square feet vacated the premises upon expiration of their respective leases. As a result, occupancy at Atrium I remained unchanged at 84% at December 31, 1996, compared to a year ago.

Leases with three of the Property's tenants generated revenues in excess of 10% of the Partnership's 1996 rental income. The first tenant leased 23,947 square feet pursuant to two leases which generated approximately 26% of the Partnership's rental income. One of the leases, totaling 17,110 square feet, is scheduled to expire in March 2001, while the other lease, totaling 6,837 square feet, expired on March 31, 1996. The tenant vacated this space. The second tenant leases 16,023 square feet pursuant to two leases which generated approximately 23% of the Partnership's rental income. Both leases are scheduled to expire in December 1999. Leases with the third tenant generated approximately 14% of the Partnership's 1996 rental income. As discussed above, the tenant expanded its space by 1,953 square feet and now leases a total of 11,460 square feet. This lease is scheduled to expire in September 2002.

General Information

As you are probably aware, a third party has commenced a partial tender offer to purchase Units of the Partnership at a price which is substantially below the Partnership's Net Asset Value. In response to the offer, we have recommended that limited partners reject the offer because it does not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your Units, we will make every effort to provide you with our position regarding those offers on a timely basis.

Summary

We anticipate that our marketing efforts will result in the sale of the Property in 1997. As you are aware, distributions were suspended during the 1996 second quarter for the purpose of funding tenant improvements. While these improvements were recently completed, it is anticipated that distributions will remain suspended for the foreseeable future, and any cash reserves held by the Partnership at the time of the sale of Atrium I will be distributed together with proceeds resulting from such a sale. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

CDF85 Real Estate Services Inc.
General Partner

/s/Kenneth L. Zakin

Kenneth L. Zakin
President

March 27, 1997



                              Financial Highlights
                            ------------------------

Selected Financial Data
For the Years Ended December 31,
(dollars in thousands, except per Unit data)

                                     1996      1995     1994      1993     1992
     Total income                 $ 1,285   $ 1,422  $ 2,252   $ 2,393  $ 2,353
     Total expenses                 2,833     1,411    2,165     2,034    2,002
     Net income (loss)             (1,548)       11      305(1)    359      351
     Total assets                   6,367     8,055    8,486    13,736   14,649
     Net income (loss) per
      Limited Partnership Unit:    (51.49)    (0.35)    9.09     10.58    10.37
     Cash distributions
        per Unit                     3.00     12.00   183.64(2)  40.00    20.00

   (1)  Includes gain of $216,998 from the sale of North Pointe.
   (2) Includes a $157.64 return of capital payment resulting from the sale of North Pointe.

The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- The decrease in total income is primarily due to lower tenant reimbursable income and interest and other income.

- The increase in total expenses and the change from net income to net loss is primarily attributable to a $1,373,990 loss recognized on the write down of Atrium I, due to its reclassification as a property held for sale as of December 31, 1996, in accordance with Financial Accounting Standards No. 121. Please see Notes 2 and 4 to the Financial Statements for more details. This write down was recorded on the 1996 Financial Statements only and had no impact on Limited Partners' tax basis capital accounts nor does it have any impact or affect on the property's operations or cash flow.


Net Asset Value
----------------
In accordance with the Partnership Agreement, the General Partner annually obtains an appraisal of the Partnership's Property and uses the appraised value to compute the net asset value of the Partnership's Units. The calculation of net asset value assumes a hypothetical sale of the Partnership's Property at its appraised value and the distribution of the net proceeds of such sale, together with the Partnership's working capital, to the Partners. Consistent with prior practice, the net asset value is computed by dividing the total value of the Partnership's assets by the total number of Units outstanding. This average per Unit value was $211.37 per $494.19 Unit as of December 31, 1996.

Pursuant to the Partnership Agreement, distributions to individual unit holders upon a liquidation of the Partnership will vary from distributions of proceeds from a sale or refinancing of a property when the Partnership is not liquidating. Distributions from a sale or refinancing when the Partnership is not liquidating will generally be distributed equally to each Unit held by Limited Partners. In a liquidation, however, distributions are made in proportion to positive capital account balances which vary for the Units depending upon whether a Unit was originally issued to a taxable or a tax exempt investor. Assuming a hypothetical liquidation of December 31, 1996, the amount distributable to an average taxable Unit would be approximately $117.21 per Unit, and the amount distributable to a non-taxable Unit would be approximately $467.57 per Unit. Upon liquidation of the Partnership, taxable investors would be able to use suspended passive losses on this investment, to the extent that they are available, to offset taxable income or gain.

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


Balance Sheets
                                               At December 31,  At December 31,
                                                         1996             1995
Assets
Real estate investments, at cost:
Land                                              $         -     $    639,650
Buildings and personal property                             -        8,158,131
Tenant improvements                                         -        1,144,563
                                                            -        9,942,344
Less accumulated depreciation                               -       (2,911,280)
                                                            -        7,031,064

Real estate held for sale                           6,300,000                -
Cash and cash equivalents                              38,638          676,893
Accounts receivable                                    20,583           45,962
Prepaid expenses, net of accumulated
 amortization of $164,640 in 1995                       7,293          159,429
Deferred rent receivable                                    -          141,390
  Total Assets                                    $ 6,366,514     $  8,054,738
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses            $   126,121     $     83,619
 Security deposits                                     12,227           12,227
 Tenant improvements payable                           36,544           36,544
  Total Liabilities                                   174,892          132,390
Partners' Capital:
 General Partner                                          541           64,105
 Limited Partners (29,000 units outstanding)        6,191,081        7,858,243
  Total Partners' Capital                           6,191,622        7,922,348
  Total Liabilities and Partners' Capital         $ 6,366,514     $  8,054,738






Statements of Partners' Capital
For the years ended December 31, 1996, 1995 and 1994

                                           General        Limited
                                           Partner       Partners         Total
Balance at December 31, 1993              $117,158    $13,481,240   $13,598,398
Net income                                  40,964        263,660       304,624
Cash distributions                         (96,543)    (5,528,440)   (5,624,983)
Balance at December 31, 1994                61,579      8,216,460     8,278,039
Net income (loss)                           20,842        (10,173)       10,669
Cash distributions                         (18,316)      (348,044)     (366,360)
Balance at December 31, 1995                64,105      7,858,243     7,922,348
Net loss                                   (54,406)    (1,493,162)   (1,547,568)
Cash distributions                          (9,158)      (174,000)     (183,158)
Balance at December 31, 1996              $    541    $ 6,191,081   $ 6,191,622



Statements of Operations
For the years ended December 31,                   1996        1995        1994
Income
Rental                                      $ 1,225,519  $1,210,977  $2,037,817
Tenant expense reimbursements                    32,877     115,866     157,378
Interest and other                               26,845      94,741      57,241
  Total Income                                1,285,241   1,421,584   2,252,436
Expenses
Property operating                              825,781     829,542   1,097,188
Depreciation and amortization                   509,806     456,171     723,853
Write-offs related to sale of real estate             -           -     126,423
Bad debt expense                                      -      13,880      93,786
General and administrative                       83,929      75,103      85,270
Professional fees                                39,303      36,219      38,290
Unrealized losses on real estate held
   for sale                                   1,373,990           -           -
  Total Expenses                              2,832,809   1,410,915   2,164,810
Income (loss) before gain on sale of
   real estate                               (1,547,568)     10,669      87,626
Gain on sale of real estate                           -           -     216,998
  Net Income (Loss)                         $(1,547,568) $   10,669  $  304,624
Net Income (Loss) Allocated:
To the General Partner                      $   (54,406) $   20,842  $   40,964
To the Limited Partners                      (1,493,162)    (10,173)    263,660
                                            $(1,547,568) $   10,669  $  304,624
Per limited partnership unit
(29,000 outstanding)                            $(51.49)      $(.35)      $9.09



Statements of Cash Flows
For the years ended December 31,                   1996        1995        1994

Cash Flows From Operating Activities
Net Income (Loss)                           $(1,547,568) $   10,669 $   304,624
Adjustments to reconcile net income (loss)
to net cash
provided by operating activities:
 Depreciation                                   459,454     406,166     688,255
 Amortization                                    50,352      50,005      35,598
 Unrealized losses on real estate held
    for sale                                  1,373,990           -           -
 Gain on sale of real estate                          -           -    (216,998)
 Write-offs related to sale of real estate            -           -     126,423
 Increase (decrease) in cash arising from changes
 in operating assets and liabilities:
  Accounts receivable                            25,379     (16,213)    146,245
  Prepaid expenses                             (136,584)    (11,646)   (173,372)
  Deferred rent receivable                       39,728     157,182     214,698
  Accounts payable and accrued expenses          42,502     (19,862)      4,294
  Security deposits                                   -           -      10,155
  Tenant improvements payable                         -     (55,254)     55,254
Net cash provided by operating activities       307,253     521,047   1,195,176
Cash Flows From Investing Activities
Proceeds from sale of real estate                     -           -   4,684,491
Additions to real estate                       (762,350)   (526,568)   (268,479)
Net cash provided by (used for) investing
activities                                     (762,350)   (526,568)  4,416,012
Cash Flows From Financing Activities
Cash distributions                             (183,158)   (366,360) (5,624,983)
Net cash used for financing activities         (183,158)   (366,360) (5,624,983)
Net decrease in cash and cash equivalents      (638,255)   (371,881)    (13,795)
Cash and cash equivalents, beginning of period  676,893   1,048,774   1,062,569
Cash and cash equivalents, end of period      $  38,638  $  676,893  $1,048,774
Supplemental Disclosure of Cash Flow
Information
Write-off of fully depreciated tenant
improvements                                  $  99,748  $  265,727  $   94,631



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

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

On February 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a form 8-K disclosing this resolution on February 23, 1996.

2.  Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Real Estate Held for Sale - Prior to December 31, 1996, the Property was stated at cost, less accumulated depreciation and amortization as of December 31, 1995. Costs related to the acquisition of the Property and tenant improvements were also capitalized. Through December 31, 1996 depreciation and amortization on buildings and personal property was provided over the estimated economic life of the Property (26 - 35 years and 5 years, respectively) using the straight-line method. Tenant improvement and leasing costs were amortized over the term of the related lease agreements using the straight-line method.

During the fourth quarter of 1996, the General Partner decided to market the property for sale. As a result, as of December 31, 1996 the Partnership's real estate investments (as discussed in Note 4), which had a carrying value of approximately $7.3 million, were reclassified as "Real estate held for sale" and depreciation and amortization will be suspended in accordance with FAS 121. Subsequent to December 31, 1996, the General Partner signed an agreement with a commercial real estate broker to sell the Property and anticipates that the Property will be sold before the end of 1997.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term, highly liquid debt instruments purchased with an original maturity of three months or less. The carrying value approximates fair value because of the short maturity of these instruments.

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

Reclassification - Certain 1995 and 1994 amounts have been reclassified to conform with the financial presentation used in 1996.

3.  Partnership Allocations

Allocations of Income and Loss All items of income, gain, loss, deduction and credit other than that occurring from a sale or refinancing will be allocated 95% to the Limited Partners and 5% to the General Partner, except that all depreciation shall be allocated to those partnership interests which were originally sold to those Partners who were subject to Federal income tax at the time of such sale unless this allocation of depreciation would reduce the capital accounts of such interests below zero.

Pursuant to the Partnership Agreement, a net gain from the sale or other disposition of a property shall be allocated 99% to the Limited Partners and 1% to the General Partner. A net loss shall generally be allocated 99% to the Limited Partners and 1% to the General Partner, until the Limited Partners' capital accounts equal zero, thereafter 100% to the General Partner. Cash Distributions Cash flow from operations, as defined, will be distributed at the discretion of the General Partner no less than quarterly, 95% to the Limited Partners and 5% to the General Partner. Distributions of cash flow from operations will be applied to reduce any unpaid Preferred Return, as defined in the Partnership Agreement.

All net proceeds from sales or refinancings distributed to the Limited Partners will be applied first to reduce their unreturned original investment and then to reduce any unpaid Preferred Return.

As of December 31, 1996, the Partnership had returned $14,668,440 of the Limited Partners' original capital of $29,000,000, of which $8,712,000 related to the 1986 sale of Oakbrook, $1,385,000 represented original contributions not invested in property and $4,571,440 related to the 1994 sale of North Pointe.

The Partnership distributed $174,000 and $348,044 to the Unit Holders in 1996 and 1995, respectively. In addition, the Partnership distributed $9,158 and $18,316 to the General Partner in 1996 and 1995 respectively.

4.  Real Estate Investments

North Pointe - On October 31, 1985, the Partnership acquired North Pointe, a 4-story office building located in Greensboro, North Carolina, containing approximately 76,000 square feet of net leasable space.

On October 24, 1994, the Partnership sold North Pointe for a gross sales price of $4,900,000 to Cone Mills, a major tenant occupying 72% of the property's leasable area. The Partnership received proceeds from the sale in the amount of $4,684,491 net of selling costs. The Partnership recognized a gain on sale of $216,998. Write-offs related to the sale of the property consisted of deferred rent receivable and leasing costs.

Atrium I - On December 30, 1985, the Partnership acquired Atrium I, a 5-story atrium office building located in Mt. Laurel, New Jersey, containing approximately 97,000 square feet of net leasable space. At both December 31, 1996 and 1995 the property was approximately 84% leased.

Leases with three of the Property's tenants generated revenues in excess of 10% of the Partnership's 1996 rental income. The first tenant leased 23,947 square feet pursuant to two leases which generated approximately 26% of the Partnership's rental income. One of the leases, totaling 17,110 square feet, is scheduled to expire in March 2001, while the other lease, totaling 6,837 square feet, expired on March 31, 1996. The tenant vacated this space. The second tenant leases 16,023 square feet pursuant to two leases which generated approximately 23% of the Partnership's rental income. Both leases are scheduled to expire in December 1999. Leases with the third tenant generated approximately 14% of the Partnership's 1996 rental income. This tenant executed an early lease renewal, consolidating its two prior leases into a single lease, and expanded its space by 1,953 square feet. The lease now represents 11,460 square feet and is scheduled to expire in September 2002.

At December 31, 1996 and 1995, the Partnership completed reviews of recoverability of the carrying amount of the Property and related accounts based upon estimated undiscounted cash flows expected to result from the Property's use and eventual disposition. As of December 31, 1995, it was management's intention to hold the Property for long-term investment and therefore management concluded that the sum of the undiscounted future cash flows estimated to be generated over the investment's holding period was greater than its carrying value. In light of the Property's stable tenant base and improving conditions in the market where the property is located, management reassessed its investment strategy at December 31, 1996. As a result of the Partnership's intention to pursue a sale of the Property during 1997 and in accordance with FAS 121, the Partnership has reclassified the Property on the Partnership's balance sheet as real estate held for sale. In addition, the carrying value of the Property was reduced as of December 31, 1996 from the prior carrying value of approximately $7.3 million to $6.3 million. The write-down of the Property's carrying value was based on management's assessment of the estimated fair market value less costs to sell of the Property as of December 31, 1996. The determination of fair market value of the Property as of that date was based upon the appraisal of the Property as of December 31, 1996.

5. Leases The following is a schedule of minimum annual future rental payments based upon noncancelable leases as of December 31, 1996, assuming no exercise of tenant renewal options:

     1997                                           $1,069,816
     1998                                            1,355,353
     1999                                            1,357,518
     2000                                              951,366
     2001                                              667,587
     Thereafter                                        708,927
                                                    $6,110,567

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. Certain leases also provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount.

6.  Transactions with Related Parties
Pursuant to the Partnership Agreement, the General Partner will receive a Subordinated Disposition Fee in an amount not to exceed the lesser of (i) one half of the competitive real estate commission applicable at the date of sale or (ii) 3% of the sales price of a property for services rendered in connection with the sales of the Partnership's properties. The fee is payable only after the Limited Partners have been returned their original investment and any unpaid Preferred Return. As of December 31, 1996 the Limited Partners have not been returned all of their original investment.

Certain cash and cash equivalents were on deposit with an affiliate of a General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

7.  Reconciliation of Financial Statement Net Income (Loss) and
Partners' Capital to Federal Income Tax Basis Net Income (Loss) and Partners' Capital

Reconciliation of financial statement net income (loss) to federal income tax basis net income (loss):

                                                      Year Ended December 31,
                                                    1996       1995       1994

Financial statement basis net income (loss)  $(1,547,568)  $ 10,669  $ 304,624

Financial statement depreciation over (under)
    tax basis depreciation                        (5,327)   (51,803)    41,652
Financial statement rental income under
    tax basis rental income                       39,727    157,181    316,211
Financial statement write-down of real estate  1,373,990          -          -
Financial statement bad debt deduction under
    tax basis bad debt deduction                       -          -    (69,714)
Financial statement Sec 1231 loss under
    tax loss                                           -          -   (218,223)
Financial statement miscellaneous income under
    tax basis miscellaneous income                     -        137     86,660
                                               1,408,390    105,515    156,586
Federal income tax basis net income (loss)   $  (139,178)  $116,184  $ 461,210


Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:

                                                     Year Ended December 31,
                                                   1996        1995        1994
Financial statement basis partners' capital $ 6,191,622 $ 7,922,348 $ 8,278,039

Current year financial statement basis
    net income (loss) over federal income
    tax basis net income (loss)               1,408,390     105,515     156,586

Cumulative Federal income tax basis
    net income over financial statement
    net income                                2,912,935   2,807,420   2,650,834
Federal income tax basis partners' capital  $10,512,947 $10,835,283 $11,085,459


Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.




                         Report of Independent Auditors
                       ----------------------------------


The Partners
Commercial Development Fund 85:

We have audited the accompanying balance sheets of Commercial Development Fund 85 (a Connecticut limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commercial Development Fund 85 as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP

Boston, Massachusetts
March 21, 1997